SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure:  1st Quarter Results


Embargo: 07.00 hrs Wednesday 21 April 2004

PRUDENTIAL PLC FIRST QUARTER 2004 NEW BUSINESS RESULTS

  - Total Group insurance and investment sales of GBP8.6 billion, up 22 per cent on the first quarter of 2003.
  - Group APE (annual premium equivalent) insurance sales of GBP433 million, up 13 per cent.
  - UK and Europe APE insurance sales of GBP186 million, up 9 per cent.
  - Prudential wins membership of Sesame multi-tie panel.
  - Jackson National Life's (JNL) total sales of GBP1.2 billion, up 33 per cent.
  - APE sales at Prudential Corporation Asia (PCA) of GBP125 million up 4 per cent.

* All comparisons above and the narrative below are quoted at constant exchange rates. See Notes to Editors for further details.

 Prudential's Group Chief Executive, Jonathan Bloomer, commented:

"This is a very positive set of results, reflecting the healthy position in which the Group ended 2003.

"The UK sales are particularly pleasing given the low level of consumer confidence in medium and long-term savings.

"The US results are excellent following two years of record retail sales at JNL and the successful management of JNL's capital last year.

"In Asia, PCA continues to show good growth - some of our newer markets such as Korea and India performed particularly well, while in Taiwan and Japan our focus has been on improving the overall profitability of the products we sell. We were delighted to secure a third life licence in China in the first quarter of this year.

"The success of Prudential's international diversification was recognised today when we received the Queen's Award for Enterprise in the International Trade category, reflecting the outstanding growth in our overseas operations in recent years."

UK and Europe Insurance Operations

Prudential UK and Europe had a good start to the year delivering the highest APE sales for five quarters. Total sales in the first quarter of GBP1,482 million were 12 per cent higher than the same period in 2003. APE sales were GBP186 million, up 9 per cent.

APE sales of corporate pensions through the business-to-business channel were up 21 per cent on the comparable period in 2003 to GBP35 million. This performance reflects continued success in winning new scheme mandates (up 167 per cent) and in adding new members to existing schemes (up 23 per cent). An encouraging number of employers have signed partnership agreements with Prudential UK to improve financial education for employees in the workplace and we believe this will deliver significant sales growth in the future.

The continued interest in Prudential's bulk annuities resulted in excellent sales in the first quarter of this year. Single premium sales of GBP139 million were almost double that achieved over the same period in 2003. Individual annuity APE sales of GBP45 million were 12 per cent lower than the comparable period in 2003. This reflects the decision not to chase unprofitable business, due to the significant increase in price competition over the last six months, but sales were in line with those achieved in the fourth quarter of 2003.

APE sales of unit-linked and international with-profit bonds of GBP14 million were twice the level recorded in the comparable quarter in 2003. This reflects sustained growth in the sales of these products by intermediaries which were up on the fourth quarter of 2003 by 13 and 53 per cent respectively. General market conditions for with-profit bonds remain challenging - IFA sales of with-profit products contracted by 80 per cent in 2003. APE sales in the first quarter were 57 per cent lower than in the same period last year.

Partnership APE sales, principally protection contracts through high street bank branches of GBP19 million, were more than double the comparable period in 2003.

Prudential has been appointed to continue work with Sesame on the detailed design and delivery of its multi-tie proposition and has secured a place on its multi-tie panel. Prudential is the first appointed provider and subsequent appointments will be announced later in the year as a consequence of the work being undertaken with Sesame. Sesame has over 6,500 IFAs representing approximately 25 per cent of the UK IFA marketplace. As a result of its appointment, Prudential is very well positioned to increase its market share.

While this will continue to be a challenging year for the life insurance industry in the UK, Prudential is cautiously optimistic about its own prospects due to its competitive advantage as a result of its scale, brand recognition, financial strength and low cost base.

M&G

Gross fund inflows into M&G and Prudential branded retail products during the first quarter of 2004 were GBP357 million, a 22 per cent increase on the same period last year. Gross ISA fund inflows increased during the quarter, up 4 per cent to GBP50 million. While gross sales remain strong, net sales reduced because of a shift in the retail market away from fixed income, resulting in a net fund outflow of GBP7 million over the quarter.

In its institutional business, M&G's first quarter net fund flows were significantly affected by a single large redemption by a segregated fixed income client. Institutional fund flows are by their nature volatile and this redemption reflects a change in strategy by the client. As a result, gross fund inflows were GBP365 million during the quarter, with net fund outflows of GBP879 million. M&G's private finance business continued to develop strongly with the successful launch of its second leveraged loan Collateralised Debt Obligation, for which inflows of EUR375 million will be reported in the second quarter's new business figures.

Jackson National Life

JNL recorded total sales in the first quarter of 2004 of GBP1.2 billion, 33 per cent higher than the same period of 2003, driven by strong sales of variable annuities and institutional products. Total retail sales of GBP879 million were down 2 per cent on the same period of 2003, but 23 per cent ahead of the fourth quarter of 2003.

Variable annuity sales of GBP473 million were up 23 per cent on the first quarter of 2003, reflecting the recovery in equity markets in the second half of 2003 and JNL's strength in product design and distribution. As indicated at the full-year, the rate of election of the fixed account option within variable annuities reduced in 2003 and for the first quarter of 2004, 25 per cent of variable annuity sales went into fixed accounts compared with 48 per cent during the full-year 2003.

Fixed annuity sales of GBP332 million were 29 per cent down on the first quarter of 2003, reflecting the continued low interest rate environment in the US limiting demand for this product.

Sales of equity-linked indexed (ELI) annuities of GBP71 million were 83 per cent higher than the same period of 2003. Regular premium life sales of GBP3 million were in line with those recorded in the first quarter of 2003.

Institutional sales for the first quarter of 2004 were GBP311 million. There were no institutional product sales recorded in the first quarter of 2003, reflecting JNL's focus on retail markets, and the active management of its capital position during last year. Institutional sales are made opportunistically, based on capital availability and return expectation. The tight spread environment currently constrains the opportunities for sales of institutional products. However, JNL took advantage of several attractive issuance opportunities in the first quarter. Should those opportunities continue to present themselves, JNL will participate in the market.

At 31 March 2004, funds under management for Curian Capital LLC, JNL's registered investment advisor channel, had grown to GBP244 million (US$448 million), up from GBP148 million (US$266 million) at the 2003 year-end.

JNL has made a strong start to the year. It has actively and successfully managed its capital position and is well placed as markets in the US continue to recover.

Prudential Corporation Asia

PCA's insurance new business APE sales for the first quarter of 2004 of GBP125 million were up 4 per cent on the same quarter in 2003. Excluding Japan, where the business strategy has been refocused, sales were up 13 per cent.

The improving economic environment and recent growth in Asian stock markets has also helped increase sales of more profitable unit-linked products. In Taiwan while absolute volumes of new business were 28 per cent lower than last year, unit-linked product volumes have more than doubled. Traditional products have also been re-priced in Taiwan and consequently the average new business margin has increased significantly.

Both Hong Kong and Singapore grew strongly, with Hong Kong experiencing an exceptionally strong first quarter APE growth of 41 per cent over last year with increases in both regular and single premium sales. In Singapore sales of single premium unit-linked products benefited from improved stock market sentiment combined with a continued low interest environment. In Malaysia sales were 27 per cent lower than last year but we anticipate a strong second quarter based on monthly sales trends.

PCA Life Korea continues to demonstrate impressive growth with APE sales in the first quarter of 2004 of GBP15 million, up 270 per cent compared with the same period last year driven by the implementation of its successful multi-channel distribution model where financial advisers, general agents, direct marketing and bancassurance all contribute approximately equally to new business.

In the remaining six markets sales were collectively up 45 per cent with India growing by 164 per cent, China by 57 per cent and Indonesia by 98 per cent offset by a 26 per cent decline in PCA's "Other" markets.

PCA's fund management business also benefited from the improved environment with total investment product funds under management in Asia as at 31 March 2004 of GBP6.7 billion up 7 per cent on 31 December 2003 with net inflows of GBP0.3 billion for the quarter, improved from net redemptions of GBP 0.1 billion for the same period last year.

In the first quarter 2004, growth in new business achieved profits outpaced sales growth as PCA focused on higher margin products, particularly in Japan and Taiwan rather than pure sales volume. With positive political, economic and investment market factors for the region and PCA's proven strategy of focusing on sustained profitable growth, we anticipate strong sales growth for the remainder of 2004.

Egg

Egg has separately announced its first quarter 2004 results today. On 26 January, Prudential announced that it had begun a process that would give a number of potential purchasers an opportunity to make a proposal which may or may not lead to a transaction relating to its approximately 79 per cent shareholding in Egg. This process is continuing.

                                    - ENDS -

Enquiries to:
Media                                      Investors/Analysts
Geraldine Davies        020 7548 3911      Rebecca Burrows         020 7548 3537
Steve Colton            020 7548 3721      Marina Lee-Steere       020 7548 3511
Clare Staley            020 7548 3719

Notes to Editors:

 1. There will be a conference call today for wire services at 8:00am hosted by Jonathan Bloomer, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0) 20 8288 4700. Callers to quote "Prudential" for access to the call.
 2. There will be a conference call for investors and analysts at 2:30pm hosted by Jonathan Bloomer, Group Chief Executive. Dial in telephone number: UK callers: +44 (0) 20 7162 0183, US callers: +1 334 420 4950. Callers to quote
    "Prudential" for access to the call.

    A recording of this call will be available for replay for one week by dialling:

    UK: +44 (0) 20 8288 4459, US: +1 334 323 6222, Passcode 700762.

 3. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 20 7608 1000).

4. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results at constant exchange rates. The two bases are compared in the table below.

                                        Annual premium equivalent sales

                                Actual exchange rates                     Constant exchange rates

                          2004          2003         +/- (%)          2004           2003        +/- (%)
                          GBP'm         GBP'm                         GBP'm          GBP'm
    UK & Europe            186           171            9%            186            171            9%
    US                     122           105           16%            122             92           33%
    Asia                   125           133           (6%)           125            120            4%
    Total                  433           409            6%            433            383           13%


                                                 Gross inflows

                                Actual exchange rates                     Constant exchange rates

                          2004          2003         +/- (%)          2004           2003        +/- (%)
                         GBP'm         GBP'm                          GBP'm          GBP'm
    M&G                    722          1,184         (39%)           722           1,184         (39%)
    Asia                  4,909         3,790          30%           4,909          3,452          42%
    Total                 5,631         4,974          13%           5,631          4,636          21%

                                     Total insurance and investment flows

                                Actual exchange rates                     Constant exchange rates

                          2004          2003         +/- (%)          2004           2003        +/- (%)
                          GBP'm         GBP'm                         GBP'm          GBP'm
    Insurance             2,936         2,546          15%           2,936          2,396          23%
    Investment            5,631         4,974          13%           5,631          4,636          21%
    Total                 8,567         7,520          14%           8,567          7,032          22%

 5. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

 6. Investment mandates previously reported as UK corporate pensions in 2003 are reported as M&G institutional funds under management. The impact of this is to reduce UK corporate pensions APE sales by GBP15 million for the first quarter of 2003 and by GBP32 million for the full-year 2003.

7.  US  institutional   products  (previously  referred  to  as  "stable  value
    products") consist of guaranteed investment contracts (GICs), funding agreements and medium-term notes backed by funding agreements.

 8. Prudential's Queen's Award for Enterprise win has been announced in a separate press release today. This can be found on Prudential's website at www.prudential.co.uk

 9. 2004 Financial Calendar:

Annual General Meeting                                     Thursday 6 May
Payment of 2003 final dividend                             Wednesday 26 May
2004 Interim Results/ Second quarter New Business Figures  Tuesday 27 July
Ex-dividend date                                           Wednesday 18 August
Record date                                                Friday 20 August
Third quarter New Business Figures                         Tuesday 19 October
Payment of interim dividend                                Thursday 29 October

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                                                                                              Schedule 1
                                     PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2004
                                       TOTAL INSURANCE AND INVESTMENT NEW BUSINSS

                              UK & Europe               US (1)                 Asia (1)                   Total

                        2004 Q1 2003 Q1  +/-      2004  2003 Q1 +/-   2004 Q1  2003 Q1 +/- (%)   2004 Q1  2003 Q1   +/-
                          YTD     YTD    (%)     Q1 YTD   YTD   (%)     YTD      YTD               YTD      YTD     (%)
                        GBPm    GBPm              GBPm   GBPm         GBPm     GBPm              GBPm     GBPm
Total Insurance          1,482   1,322   12%     1,190   1,021  17%     264      203     30%      2,936    2,546    15%
Products
Total Investment          722    1,184  (39%)      -       -     -     4,909    3,790    30%      5,631    4,974    13%
Products - Gross
Inflows (2)
                          ---     ---    ---      ---     ---   ---     ---      ---     ---       ---      ---     ---
Group Total              2,204   2,506  (12%)    1,190   1,021  17%    5,173    3,993    30%      8,567    7,520    14%
                          ---     ---    ---      ---     ---   ---     ---      ---     ---       ---      ---     ---

                                                  INSURANCE OPERATIONS

                                 Single                 Regular                  Total           Annual Equivalents (3)

                        2004 Q1 2003 Q1  +/-      2004  2003 Q1  +/-     2004  2003 Q1   +/-     2004 Q1  2003 Q1  +/-
                          YTD     YTD    (%)     Q1 YTD   YTD    (%)    Q1 YTD   YTD     (%)       YTD      YTD    (%)
                        GBPm    GBPm             GBPm   GBPm             GBPm  GBPm              GBPm     GBPm

UK Insurance Operations : (4)
Direct to Customer:
Individual Pensions        3       3      0%       2       2     0%       5       5       0%        2        2      0%
Life - With Profit Bond    3       4    (25%)      -       -      -       3       4     (25%)       0        0      -
Life - Other               -       -      -        -       1      -       -       1       -         -        1      -
Individual Annuities      151     209   (28%)      -       -      -      151     209    (28%)       15      21    (29%)
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Sub-Total                 157     216   (27%)      2       3    (33%)    159     219    (27%)       18      25    (28%)
DWP Rebates               252     280   (10%)      -       -      -      252     280    (10%)       25      28    (11%)
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Total                     409     496   (18%)      2       3    (33%)    411     499    (18%)       43      53    (19%)
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Business to Business:
Corporate Pensions        40      50    (20%)      31     24     29%      71      74     (4%)       35      29     21%
Individual Annuities      48      62    (23%)      -       -      -       48      62    (23%)       5        6    (17%)
Bulk Annuities            139     71     96%       -       -      -      139      71     96%        14       7     100%
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Total                     227     183    24%       31     24     29%     258     207     25%        54      42     29%
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Intermediated
Distribution :
Individual Pensions       16      17     (6%)      5       6    (17%)     21      23     (9%)       7        8    (13%)
Corporate Pensions        65      12     442%      2       2     0%       67      14     379%       9        3     200%
Life - With Profit Bond   54      108   (50%)      -       -      -       54     108    (50%)       5       11    (55%)
Life - Other Bond         142     74     92%       -       -      -      142      74     92%        14       7     100%
Life - Other               -       1      -        1       8    (88%)     1       9     (89%)       1        8    (88%)
Individual Annuities      228     239    (5%)      -       -      -      228     239     (5%)       23      24     (4%)
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Sub-Total                 505     451    12%       8      16    (50%)    513     467     10%        59      61     (3%)
DWP Rebates               92      60     53%       -       -      -       92      60     53%        9        6     50%
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Total                     597     511    17%       8      16    (50%)    605     527     15%        68      67      1%
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Partnerships :
Life - With Profit Bond    1      26    (96%)      -       -      -       1       26    (96%)       0        3    (100%)
Life - Other              164     51     222%      -       -      -      164      51     222%       16       5     220%
Individual Annuities      23       -      -        -       -      -       23      -       -         2        -      -
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Total                     188     77     144%      -       -      -      188      77     144%       19       8     138%
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Total :
Individual Pensions       19      20     (5%)      7       8    (13%)     26      28     (7%)       9       10    (10%)
Corporate Pensions        105     62     69%       33     26     27%     138      88     57%        44      32     38%
Life - With Profit Bond   58      138   (58%)      -       -      -       58     138    (58%)       6       14    (57%)
Life - Other Bond         142     74     92%       -       -      -      142      74     92%        14       7     100%
Life - Other              164     52     215%      1       9    (89%)    165      61     170%       17      14     21%
Individual Annuities      450     510   (12%)      -       -      -      450     510    (12%)       45      51    (12%)
Bulk Annuities            139     71     96%       -       -      -      139      71     96%        14       7     100%
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Sub-Total                1,077    927    16%       41     43    (5%)    1,118    970     15%       149      136    10%
DWP Rebates               344     340     1%       -       -      -      344     340      1%        34      34      0%
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Total UK Insurance       1,421   1,267   12%       41     43    (5%)    1,462   1,310    12%       183      170     8%
Operations
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
European Insurance Operations :
(1)
Insurance Products        19      12     58%       1       -      -       20      12     67%        3        1     200%
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Total European            19      12     58%       1       -      -       20      12     67%        3        1     200%
Insurance Operations
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Total UK & European      1,440   1,279   13%       42     43    (2%)    1,482   1,322    12%       186      171     9%
Insurance Operations
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
US Insurance Operations : (1)
Fixed Annuities           332     532   (38%)      -       -      -      332     532    (38%)       33      53    (38%)
Equity-Linked Indexed     71      44     61%       -       -      -       71      44     61%        7        4     75%
Annuities
Variable Annuities        473     442     7%       -       -      -      473     442      7%        47      44      7%
Life                       -       -      -        3       3     0%       3       3       0%        3        3      0%
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Sub-Total Retail          876    1,018  (14%)      3       3     0%      879    1,021   (14%)       91      105   (13%)
Guaranteed Investment     19       -      -        -       -      -       19      -       -         2        -      -
Contracts
GIC - Medium Term Note    292      -      -        -       -      -      292      -       -         29       -      -
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Total US Insurance       1,187   1,018   17%       3       3     0%     1,190   1,021    17%       122      105    16%
Operations
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Asian Insurance Operations :
(1)
China                      3       1     200%      3       2     50%      6       3      100%       3        2     50%
Hong Kong                 52      34     53%       16     14     14%      68      48     42%        21      17     24%
India (@26%)               1       2    (50%)      11      4    175%      12      6      100%       11       4     175%
Indonesia                 13       3     333%      9       5     80%      22      8      175%       10       5     100%
Japan                      3       3      0%       2      12    (83%)     5       15    (67%)       2       12    (83%)
Korea                     18       -      -        13      5    160%      31      5      520%       15       5     200%
Malaysia                   2       3    (33%)      8      13    (38%)     10      16    (38%)       8       13    (38%)
Singapore                 50      29     72%       10     12    (17%)     60      41     46%        15      15      0%
Taiwan                    10       1     900%      30     47    (36%)     40      48    (17%)       31      47    (34%)
Other (5)                  2       1     100%      8      12    (33%)     10      13    (23%)       8       12    (33%)
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Total Asian Insurance     154     77     100%     110     126   (13%)    264     203     30%       125      133    (6%)
Operations
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---

                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---
Group Total              2,781   2,374   17%      155     172   (10%)   2,936   2,546    15%       433      409     6%
                          ---     ---    ---      ---     ---    ---     ---     ---     ---       ---      ---    ---


                                        PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2004

                                                     INVESTMENT OPERATIONS

                                Opening   Gross  Redemptions   Net      Other    Market &           Net       Closing
                                  FUM    inflows             inflows  movements  currency       movement          FUM
                                                                                 movements        in FUM
2004
       M&G
       M&G branded retail        8,819     327     ( 321)       6         -         104               110       8,929
       investment products
       Prudential branded UK     1,325     30       ( 43)     ( 13)       -        ( 4)              ( 17)      1,308
       retail investment
       products (6)
       M&G institutional (7)    14,048     365    ( 1,244)   ( 879)       98        154              ( 627)    13,421
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Total M&G                24,192     722    ( 1,608)   ( 886)       98        254              ( 534)    23,658
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Asia
       India                     2,049    2,143   ( 2,326)   ( 183)     ( 20)       39               ( 164)     1,885
       Taiwan                    2,666    1,890   ( 1,717)     173        -         46                219       2,885
       Korea                      933      618     ( 459)      159       ( 5)      ( 24)              130       1,063
       Other Mutual Fund          752      241      ( 97)      144        -         12                156         908
       Operations
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Total Asian Mutual Fund   6,400    4,892   ( 4,599)     293      ( 25)       73                341       6,741
       Operations
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Hong Kong MPF Products     196      17       ( 5)       12         -        ( 2)                10         206
       (8)
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Total Asian Investment    6,596    4,909   ( 4,604)     305      ( 25)       71                351       6,947
       Operations
                                  ---      ---       ---       ---       ---        ---               ---     -------

                                  ---      ---       ---       ---       ---        ---               ---     -------
       Total Investment         30,788    5,631   ( 6,212)   ( 581)       73        325              ( 183)    30,605
       Products
                                  ---      ---       ---       ---       ---        ---               ---     -------

                                Opening   Gross  Redemptions   Net      Other    Market &              Net    Closing
                                  FUM    inflows             inflows  movements  currency         movement        FUM
                                                                                 movements          in FUM
2003
       M&G
       M&G branded retail        7,588     265     ( 197)      68       ( 14)     ( 211)             ( 157)     7,431
       investment products (9)
       Prudential branded UK     1,137     28       ( 42)     ( 14)       18       ( 80)             ( 76)      1,061
       retail investment
       products (6)
       M&G institutional (4)(7) 11,559     891     ( 316)      575        -         51                626      12,185
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Total M&G                20,284    1,184    ( 555)      629        4       ( 240)              393      20,677
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Asia
       India                     1,372    1,540   ( 1,712)   ( 172)     ( 13)       32               ( 153)     1,219
       Taiwan                    2,425    1,716   ( 1,759)    ( 43)       -         40                ( 3)      2,422
       Korea                      993      415     ( 393)      22         -        ( 45)             ( 23)        970
       Other Mutual Fund          306      101      ( 6)       95         -         10                105         411
       Operations
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Total Asian Mutual Fund   5,096    3,772   ( 3,870)    ( 98)     ( 13)       37               ( 74)      5,022
       Operations
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Hong Kong MPF Products     136      18       ( 3)       15         -          -                 15         151
       (8)
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Total Asian Investment    5,232    3,790   ( 3,873)    ( 83)     ( 13)       37               ( 59)      5,173
       Operations
                                  ---      ---       ---       ---       ---        ---               ---     -------

                                  ---      ---       ---       ---       ---        ---               ---     -------
       Total Investment         25,516    4,974   ( 4,428)     546       ( 9)     ( 203)              334      25,850
       Products
                                  ---      ---       ---       ---       ---        ---               ---     -------

                                Opening   Gross  Redemptions   Net      Other    Market &              Net    Closing
                                  FUM    inflows             inflows  movements  currency         movement        FUM
                                                                                 movements          in FUM
2004 movement relative to 2003
       M&G
       M&G branded retail         16%      23%      (63%)     (91%)       -          -                 -          20%
       investment products
       Prudential branded UK      17%      7%       (2%)       7%         -         95%               78%         23%
       retail investment
       products (6)
       M&G institutional (4)(7)   22%     (59%)    (294%)       -         -        202%                -          10%

                                  ---      ---       ---       ---       ---        ---               ---     -------
       Total M&G                  19%     (39%)    (190%)    (241%)       -          -                 -          14%
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Asia
       India                      49%      39%      (36%)     (6%)      (54%)       22%               (7%)        55%
       Taiwan                     10%      10%       2%         -         -         15%                -          19%
       Korea                     (6%)      49%      (17%)     623%        -         47%                -          10%
       Other Mutual Fund         146%     139%     (1517%)     52%        -         20%               49%        121%
       Operations
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Total Asian Mutual Fund    26%      30%      (19%)       -       (92%)       97%                -          34%
       Operations
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Hong Kong MPF Products     44%     (6%)      (67%)     (20%)       -          -               (33%)        36%
       (8)
                                  ---      ---       ---       ---       ---        ---               ---     -------
       Total Asian Investment     26%      30%      (19%)       -       (92%)       92%                -          34%
       Operations
                                  ---      ---       ---       ---       ---        ---               ---     -------

                                  ---      ---       ---       ---       ---        ---               ---     -------
       Total Investment           21%      13%      (40%)       -         -          -                 -          18%
       Products
                                  ---      ---       ---       ---       ---        ---               ---     -------

                                         US (9)

                        2004 Q1 2003 Q1 +/- (%)
                          YTD     YTD
                          GBPm      GBPm
       US Banking
       Products
       Total Deposit      616     673     (8%)
       Liabilities
       Retail Assets      641     753    (15%)
       Curian Capital
       External Funds     244      -       -
       under Management

                                                                                                             Schedule 3

                           PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2004 VERSUS QUARTER 4 2003

                                                   INSURANCE OPERATIONS

                                   Single                 Regular                   Total         Annual Equivalents (3)

                          Q1 2004    Q4    +/-       Q1     Q4    +/-     Q1 2004    Q4   +/- (%)   Q1 2004 Q4 2003  +/-
                                    2003   (%)      2004   2003   (%)               2003                             (%)
                             GBPm   GBPm            GBPm   GBPm              GBPm   GBPm               GBPm    GBPm
  UK Insurance Operations : (4)
  Direct to Customer:
  Individual Pensions        3       1     200%      2      2      0%        5       3      67%        2       2      0%
  Life - With Profit Bond    3       3      0%       -      1      0%        3       4     (25%)       0       1      -
  Individual Annuities      151     138     9%       -      -      -        151     138     9%        15      14      7%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Sub-Total                 157     142    11%       2      3    (33%)      159     145     10%       18      17      6%
  DWP Rebates               252      -      -        -      -      -        252      -       -        25       -      -
  Total                     409     142    188%      2      3    (33%)      411     145    183%       43      17    153%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Business to Business:
  Corporate Pensions         40      39     3%       31     30     3%        71      69     3%        35      34      3%
  Individual Annuities       48      56   (14%)      -      -      -         48      56    (14%)       5       6   (17%)
  Bulk Annuities            139      98    42%       -      -      -        139      98     42%       14      10     40%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Total                     227     193    18%       31     30     3%       258     223     16%       54      49     10%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Intermediated Distribution :
  Individual Pensions        16      11    45%       5      4     25%        21      15     40%        7       5     40%
  Corporate Pensions         65      29    124%      2      1     100%       67      30    123%        9       4    125%
  Life - With Profit Bond    54     162   (67%)      -      -      -         54     162    (67%)       5      16   (69%)
  Life - Other Bond         142     114    25%       -      -      -        142     114     25%       14      11     27%
  Life - Other               -       -      -        1      2    (50%)       1       2     (50%)       1       2   (50%)
  Individual Annuities      228     233    (2%)      -      -      -        228     233    (2%)       23      23      0%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Sub-Total                 505     549    (8%)      8      7     14%       513     556    (8%)       59      62    (5%)
  DWP Rebates                92      43    114%      -      -      -         92      43    114%        9       4    125%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Total                     597     592     1%       8      7     14%       605     599     1%        68      66      3%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Partnerships :
  Life - With Profit Bond    1       1      0%       -      -      -         1       1      0%         0       0      0%
  Life - Other              164      69    138%      -      -      -        164      69    138%       16       7    129%
  Individual Annuities       23      23     0%       -      -      -         23      23     0%         2       2      0%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Total                     188      93    102%      -      -      -        188      93    102%       19       9    111%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Total :
  Individual Pensions        19      12    58%       7      6     17%        26      18     44%        9       7     29%
  Corporate Pensions        105      68    54%       33     31     6%       138      99     39%       44      38     16%
  Life - With Profit Bond    58     166   (65%)      -      1      -         58     167    (65%)       6      18   (67%)
  Life - Other Bond         142     114    25%       -      -      -        142     114     25%       14      11     27%
  Life - Other              164      69    138%      1      2    (50%)      165      71    132%       17       9     89%
  Individual Annuities      450     450     0%       -      -      -        450     450     0%        45      45      0%
  Bulk Annuities            139      98    42%       -      -      -        139      98     42%       14      10     40%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Sub-Total                1,077    977    10%       41     40     3%      1,118   1,017    10%       149     138     8%
  DWP Rebates               344      43    700%      -      -      -        344      43    700%       34       4    750%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Total UK Insurance       1,421   1,020   39%       41     40     3%      1,462   1,060    38%       183     142    29%
  Operations
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  European Insurance Operations :
  (1)
  Insurance Products         19      41   (54%)      1      -      -         20      41    (51%)       3       4   (25%)
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Total European             19      41   (54%)      1      -      -         20      41    (51%)       3       4   (25%)
  Insurance Operations
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---

                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Total UK & European      1,440   1,061   36%       42     40     5%      1,482   1,101    35%       186     146    27%
  Insurance Operations
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  US Insurance Operations : (10)
  Fixed Annuities           332     222    50%       -      -      -        332     222     50%       33      22     50%
  Equity-Linked Indexed      71      71     0%       -      -      -         71      71     0%         7       7      0%
  Annuities
  Variable Annuities        473     466     2%       -      -      -        473     466     2%        47      47      0%
  Life                       -       -      -        3      2     50%        3       2      50%        3       2     50%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Sub-total Retail          876     759    15%       3      2     50%       879     761     16%       91      78     17%
  Guaranteed Investment      19     ( 9)    -        -      -      -         19     ( 9)     -         2     ( 1)     -
  Contracts
  GIC - Medium Term Note    292     ( 4)    -        -      -      -        292     ( 4)     -        29     ( 0)     -
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Total US Insurance       1,187    746    59%       3      2     50%      1,190    748     59%       122     77     58%
  Operations
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Asian Insurance Operations : (1)
  China                      3       2     50%       3      3      0%        6       5      20%        3       3      0%
  Hong Kong                  52      55    (5%)      16     28   (43%)       68      83    (18%)      21      34   (38%)
  India (@26%)               1       1      0%       11     6     83%        12      7      71%       11       6     83%
  Indonesia                  13      11    18%       9      8     13%        22      19     16%       10       9     11%
  Japan                      3       2     50%       2      2      0%        5       4      25%        2       2      0%
  Korea                      18      14    29%       13     13     0%        31      27     15%       15      14      7%
  Malaysia                   2       2      0%       8      16   (50%)       10      18    (44%)       8      16   (50%)
  Singapore                  50      85   (41%)      10     17   (41%)       60     102    (41%)      15      26   (42%)
  Taiwan                     10      10     0%       30     38   (21%)       40      48    (17%)      31      39   (21%)
  Other (5)                  2       2      0%       8      15   (47%)       10      17    (41%)       8      15   (47%)
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Total Asian Insurance     154     184   (16%)     110    146   (25%)      264     330    (20%)      125     164  (24%)
  Operations
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---

                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---
  Group Total              2,781   1,991   40%      155    188   (18%)     2,936   2,179    35%       433     387    12%
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---    ---



                                                  INVESTMENT OPERATIONS

                                M&G (4)(7)          Asia Mutual Funds     Hong Kong MPF Products       Total Investment
                                                                                    (8)                    Products
                          Q1 2004    Q4    +/-       Q1     Q4    +/-     Q1 2004    Q4   +/- (%)   Q1 2004 Q4 2003  +/-
                                    2003   (%)      2004   2003   (%)               2003                             (%)
                             GBPm   GBPm           GBPm    GBPm              GBPm   GBPm               GBPm    GBPm
              Opening FUM  24,192  23,193   4%     6,400  6,316    1%       196     186     5%      30,788  29,696    4%
              Gross         722     772    (6%)    4,892  4,832    1%        17      16     6%       5,631   5,620    0%
              inflows
              Less        ( 1,608) ( 604) (166%)  (4,599)(4,346)  (6%)      ( 5)    ( 3)   (67%)    (6,212)(4,953) (25%)
              redemptions
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---   ---
              Net flows    ( 886)   168   (627%)    293    486   (40%)       12      13    (8%)     ( 581)    667 (187%)
              Other          98      -      -      ( 25)  ( 38)   34%        -       -       -        73     ( 38)  289%
              movements
              Market and    254     831   (69%)      73   ( 364)  120%      ( 2)    ( 3)    33%       325     463  (30%)
              currency
              movements
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---   ---
              Net          ( 534)   999   (153%)    341     84    306%       10      10     0%      ( 183)  1,092 (117%)
              movement in
              FUM
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---   ---
              Closing FUM  23,658  24,192  (2%)    6,741  6,400    5%       206     196     5%      30,605  30,788  (1%)
                            ---     ---    ---      ---    ---    ---       ---     ---     ---       ---     ---   ---


        Notes to Schedules :


(1) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.84 (2003 - 1.60).

A comparison between the results on actual exchange rate and current exchange rate is given in the notes to the press release.

(2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

(4) Investment mandates previously reported as UK Corporate Pensions in 2003 are reported as M&G institutional funds under management. The impact of this is to reduce UK Corporate pensions APE sales by GBP15m for the first quarter of 2003 and by GBP32m for the full year 2003.

(5) In Asia, 'Other' insurance operations include Thailand, The Philippines and Vietnam.

(6) Scottish Amicable and Prudential branded Investment Products.

(7) Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management restated in Q2 2003 to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds. Other movements reflect the net flows arising from the cash portion of a tactical asset allocation fund managed in South Africa.

(8) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.

(9) Balance sheet figures have been calculated at closing exchange rates.

(10) Sales are converted to sterling using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 21 April 2004


                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                               Steve Colton,
                                               Group Head of Media Relations